COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

05010164

File Number: 82.2994

OFC MAIL RECEIVED PROCESSING AUG 01 2005 213 SECTION

21 July 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

21 July 2005

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Retirement of Henry Schimberg as CCA Non-Executive Director

After serving as a Non-Executive Director on the CCA Board for more than 5 years, Henry Schimberg has advised of his intention to retire with effect from the conclusion of the Board meeting to be held on 9 August.

Mr Schimberg has served on the CCA Board as one of 2 nominees of The Coca-Cola Company (TCCC) and TCCC have nominated Mr Irial Finan to take his place on the Board.

Mr Finan is President, Bottling Investments for TCCC and serves on the boards of directors of Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola HBC and the Supervisory Board of CCE AG. Prior to his current role, Mr Finan was most recently Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA and has spent 24 years working within the Coca-Cola system.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

For further information, please contact:

Kristina Devon +61 2 9259 6185
Alec Wagstaff +61 2 9259 6571